UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

This report on Form 6-K/A is being furnished to exclude the note on the cover page “This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483)”, which was at the previous Form 6-K, originally filed.

RESULTS - IFRS
FIRST HALF 2011 – 1H11

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

KEY CONSOLIDATED DATA	03

HIGHLIGHTS IN PERIOD	04

RATINGS	06

MACROECONOMIC ENVIRONMENT	07

RECENT EVENTS	08

EXECUTIVE SUMMARY	09

SANTANDER'S RESULTS IN BRAZIL
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	10
MANAGERIAL INCOME STATEMENT	11
BALANCE SHEET	16
RESULTS BY SEGMENT	22
CARDS	23

RISK MANAGEMENT	24

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	26

SUMMARIZED BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	27

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A. and was prepared in accordance with International Financial Reporting Standards (IFRS). The following data on the results and performance indicators are managerial, since they are based on the accounting results adjusted for the fiscal hedge operations of the investments in the Cayman branch and for the accounting classification of the leasing transactions carried out during the integration of the systems of Santander Leasing Arrendamento Mercantil. Both the hedge adjustments, which impact the lines income tax and gains/losses on financial assets, and the adjustments at Santander Leasing, which impact the lines net interest income and provision for loan losses, have no effect on net profit. A reconciliation of the unaudited accounting result the managerial result is available on page 10 of this report.

MANAGEMENT ANALYSIS	1H11	1H10	Var.	2Q11	1Q11	Var.
			1H11x1H10			2Q11x1Q11
RESULTS (R$ million)
Net interest income	13,399	11,959	12.0%	6,760	6,639	1.8%
Net fees	3,648	3,332	9.5%	1,866	1,782	4.7%
Allowance for loan losses	(4,360)	(4,915)	-11.3%	(2,301)	(2,059)	11.8%
Administrative and personnel expenses	(5,926)	(5,429)	9.2%	(2,967)	(2,959)	0.3%
Net profit	4,154	3,529	17.7%	2,083	2,071	0.6%
BALANCE SHEET (R$ million)
Total assets	406,870	347,246	17.2%	406,870	383,988	6.0%
Securities	105,521	93,492	12.9%	105,521	93,812	12.5%
Loan portfolio¹	171,379	146,529	17.0%	171,379	164,598	4.1%
Individuals	56,647	45,910	23.4%	56,647	53,456	6.0%
Consumer finance	27,137	26,119	3.9%	27,137	26,939	0.7%
SMEs	41,034	32,127	27.7%	41,034	39,176	4.7%
Corporate	46,562	42,373	9.9%	46,562	45,026	3.4%
Expanded Credit Portfolio[2]	184,362	155,586	18.5%	184,362	177,435	3.9%
Funding from Clients[3]	174,828	136,256	28.3%	174,828	168,236	3.9%
Total final equity	75,280	71,619	5.1%	75,280	74,716	0.8%
Total average equity excluding goodwill[4]	46,247	42,311	9.3%	46,247	45,772	1.0%
PERFORMANCE INDICATORS (%)
Return on shareholders' average equity - annualized[5]	11.1%	10.0%	1.1 p.p.	11.2%	11.2%	0.0 p.p.
Return on shareholders' average equity excluding goodwill[4] - annualized[5]	18.0%	16.7%	1.3 p.p.	18.0%	18.1%	-0.1 p.p.
Return on average asset - annualized[5]	2.1%	2.2%	-0.1 p.p.	2.1%	2.2%	-0.1 p.p.
Efficiency Ratio[6]	33.6%	33.7%	-0.1 p.p.	33.1%	34.0%	-0.9 p.p.
Recurrence[7]	61.6%	61.4%	0.2 p.p.	62.9%	60.2%	2.7 p.p.
BIS ratio excluding goodwill[4]	21.4%	23.4%	-2.0 p.p.	21.4%	22.7%	-1.3 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[8] - IFRS	6.7%	6.6%	0.1 p.p.	6.7%	6.1%	0.6 p.p.
Delinquency[9] (more than 90 days) - BR GAAP	4.3%	4.7%	-0.4 p.p.	4.3%	4.0%	0.3 p.p.
Delinquency[10] (more than 60 days) - BR GAAP	5.2%	5.6%	-0.4 p.p.	5.2%	5.0%	0.2 p.p.
Coverage ratio IFRS[11]	92.0%	101.7%	-9.7 p.p.	92.0%	98.1%	-6.1 p.p.
Coverage ratio BR GAAP	143.0%	127.8%	15.2 p.p.	143.0%	142.2%	0.8 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	113,196	109,493	3.4%	113,196	115,395	-1.9%
Numbers of credit and debit cards (thousand)	38,430	35,339	8.7%	38,430	37,884	1.4%
Branches	2,273	2,097	8.4%	2,273	2,232	1.8%
PABs (mini branches)	1,455	1,491	-2.4%	1,455	1,471	-1.1%
ATMs	18,189	18,117	0.4%	18,189	18,099	0.5%
Total Customers (thousand)	24,054	21,796	10.4%	24,054	23,426	2.7%
Total active corrent account (thousand)[12]	9,332	8,844	5.5%	9,332	9,334	0.0%
Employees[13]	53,361	51,789	3.0%	53,361	54,375	-1.9%

1.	Management information.
2.	Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
3.	Include savings, demand deposits, time deposit, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
4.	Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
5.	As of 2Q11, the calculation of indicators was aligned for better comparison. As a result, the indicators for prior periods were recalculated.
6.	General expenses/total income .
7.	Net commissions / General expenses.
8.	Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio.
9.	Portfolio overdue by more than 90 days / credit portfolio in BR GAAP.
10.	Portfolio overdue by more than 60 days / credit portfolio in BR GAAP.
11.	Allowance for loan losses / portfolio overdue by more than 90 days plus loans with high default risk.
12.	Active accounts during a 30-day period, according to the Brazilian Central Bank. Santander changed the criteria for information to the Central Bank since 1Q11.
13.	Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet.

HIGHLIGHTS IN PERIOD

RESULTS

• Net Profit in 1H11 was R$ 4,154 million, up 17.7% (or R$ 625 million) from R$ 3,529 million in the same period of 2010. In the second quarter, net profit rose by 0.6% on the previous quarter.

INDICATORS

• Evolution of performance indicators in the three month period (2Q11/1Q11):

- Efficiency ratio: 33.1% in 2Q11, improving 0.9 p.p.

- Recurrence ratio: 62.9% in 2Q11, up 2.7 p.p.

- ROAE: 18.0% in 2Q11, down 0.1 p.p.

• Soundness indicators:

- BIS Ratio: 21.4% at June 2011, down 1.3 p.p. in the three months and 2.0 p.p. in the last 12 months.

- Coverage ratio: 92.0% at June 2011, down 6.1 p.p. in the three months and 9.7 p.p. in the last 12 months.

BALANCE SHEET

• Total Assets of R$ 406,870 million, for growth of 17.2% in the last 12 months.

• Loan portfolio of R$ 171,379 million, up 17.0% in the last 12 months. Expanded Credit portfolio increased 18.5% in the same period to reach R$ 184,362 million.

• Shareholders' Equity of R$ 46,247 million (excluding goodwill of R$ 28,312 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)

• Market Capitalization1 on 06/30/2011: R$ 70 billion or US$ 45 billion

• Number of shares (thousand): 399,044,117

• Earnings² in 2Q11 per:

• lot of 1,000 Shares - R$ 20.82

• lot of 10 Units - R$ 21.86

1.Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's closing price with a R$/US$ exchange rate of 1.5638
2. Annualized 2Q11 Net Profit (quarterly net profit x 4). Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.

Net interest income
R$ million

12.5%
1.8%
6,007
6,187
6,499
6,639
6,760
2Q10
3Q10
4Q10
1Q11
2Q11

Net fees
R$ million

9.1%
4.7%
1,710
1,776
1,726
1,782
1,866
2Q10
3Q10
4Q10
1Q11
2Q11

Administrative and personnel expenses
R$ million

7.0%
0.3%
2,774
2,849
2,952
2,959
2,967
2Q10
3Q10
4Q10
1Q11
2Q11

Net profit
R$ million

18.0%
0.6%
1,766
1,935
1,918
2,071
2,083
2Q10
3Q10
4Q10
1Q11
2Q11

Efficiency Ratio
%

-0.1 p.p.
33.7
33.6
1H10
1H11

ROAE[1]
%

1.3 p.p.
16.7%
18.0%
1H10
1H11

1) Net profit divided by average total equity, excluding goodwill.

Loan Portfolio Breakdown
1H11

Individuals
33%
SMEs
24%
Consumer
Finance
16%
Corporate
27%

Profit before tax by segment
1H11

Commercial
Bank
68%
Asset
Management
and Insurance
8%
Global
Wholesale
Banking
24%

RATINGS

Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. The following table presents the ratings assigned by the three major rating agencies.

		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook
	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
*Fitch Ratings	Local Currency	A-	Stable	F1	Stable
	Foreign Currency	BBB+	Stable	F2	Stable
	National Scale	brAAA	Stable	brA-1	Stable
Standard & Poor’s	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
	National Scale	Aaa.br	Stable	Br-1	Stable
Moody’s	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa2	Stable	P-2	Stable

*	Fitch upgraded its rating for Santander Brasil on April, 7, 2011 and Moody's upgraded its rating for the Bank's foreign currency deposits on June 20, 2011.

MACROECONOMIC ENVIRONMENT

The Brazilian economy continues to expand, although at a slightly more moderate pace. In the first quarter of 2011, Brazil's GDP grew by 4.2% from the same period of 2010, down from the GDP growth of 5.0% recorded in the prior quarter. The first-quarter result was determined by investments, which registered growth of 1.2% from 4Q10.

Inflation remains above the target set by the central bank, but the monthly data showed slower inflation in May and June. The deceleration measured by the IPCA consumer price index in the period mainly reflects the lower inflation in the food and transport items. Annual IPCA inflation stood at 6.71% in June. Wholesale agricultural prices rose a cumulative 1.1% in the first six months of the year, decelerating sharply from the inflation of 5.5% measured in this item in the first quarter of the year. Meanwhile, industrial products recorded inflation of 3% in the first six months, reflecting the higher international prices of commodities, especially iron ore.

The trade balance posted a favorable performance in May, registering a surplus of US$23.2 billion in the last 12 months. Exports continue to be supported by both higher volumes and, especially, the higher prices for certain commodities, driven by the expansion of emerging economies. Meanwhile, imports reflect the still-robust domestic demand and the strong local currency. The trajectory of the trade balance contrasts with the continuous upward trend in the services account, which is fueled by remittances of profits and dividends. The current account balance, which includes goods and services, registered a deficit of US$51 billion (or 2.3% of GDP) in the 12 months to May, remaining practically stable since December 2010. This net currency outflow was more than sufficiently financed by the strong inflow of foreign investment, both direct (US$64 billion) and in portfolio (US$59 billion), which helped the exchange rate end June at R$1.56/US$.

The stock of credit in the financial system amounted R$1.8 trillion in May, with growth on the prior month accelerating slightly to 1.6% (from 1.3% in April), and representing growth of 20.4% from same month a year ago. With this result, the stock of credit in May corresponded to 46.9% of GDP, setting a new record from the previous one of 46.6% of GDP set in April. The highlight continued to be earmarked credit, especially that from the Brazilian Development Bank (BNDES). However, real estate credit maintained its strong growth pace, which in 2011 averaged 3.3% per month. In the year to May, earmarked credit grew by 25.2%, while non-earmarked credit expanded by 18%. Credit to individuals and to companies registered similar growth rates in the annual comparisons, of 18.4% and 17.7%, respectively.

The solid domestic demand and sound financial system remain fundamental for sustaining Brazil's economic growth, despite the uncertainties concerning the recovery in the world economy. The continuation of these good fundamentals will play a key role in ensuring the sustainability of this economic growth cycle.

ECONOMIC AND FINANCIAL INDICATORS	2Q11	1Q11	2Q10
Country risk (EMBI)	163	174	248
Exchange rate (R$/ US$ end of period)	1.561	1.628	1.801
IPCA (in 12 months)	6.71%	6.30%	4.84%
Benchmark Selic Annual Rate	12.25%	11.75%	10.25%
CDI¹	2.80%	2.64%	2.22%
Ibovespa Index (closing)	62,403	68,587	63,407

1. Quarterly effective rate.

LAUNCH OF ESSO SANTANDER CREDIT CARD

Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and holder of the licensing rights for use of the Esso and Mobil brands in Brazil, it launched the Esso Santander credit card in the first quarter of 2011 with the aim of leveraging its credit card business through alliances.

ACQUISITION OF SANTANDER SPAIN CREDIT PORTFOLIO

On February 21, 2011, Banco Santander's Board of Directors approved the acquisition, through its Cayman branch, of the loan portfolio of Santander Spain, which is formed by trade and export financing agreements with Brazilian clients or their overseas affiliates, limited to the total amount of US$1,085 million. In the first quarter of 2011, US$877 million in agreements from this portfolio were acquired, and in the second quarter there were no acquisitions.

BANCO MADESANT

On May 25, 2011, Banco Santander announced to the market that, in line with the Material Fact published on February 11, 2010, Banco Madesant – Sociedade Unipessoal S.A. (“Madesant”), an affiliate of Banco Santander, S.A. (Spain), could periodically offer for sale up to 25,000,000 American Depositary Shares (ADS) listed on the New York Stock Exchange, with each ADS representing one Unit issued by Banco Santander.

DIVESTMENT OF SANTANDER SEGUROS

At a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the execution of the final documents for the sale of all shares issued by its wholly owned subsidiary Santander Seguros S.A. (“Santander Seguros”) and indirectly by Santander Brasil Seguros S. A. (“Santander Brasil Seguros”) to Zurich Santander Insurance America, S.L., a holding company headquartered in Spain (“Holding Company”), initially held by its controlling shareholder Banco Santander, S.A. (“Santander Spain”), and to Inversiones ZS América SPA, a company headquartered in Chile (“Transaction”), which were signed on July 14, 2011.

The Transaction, which is expected to be concluded by the end of 2011, is subject to the performance of certain conditions precedent that are typical to transactions of this type, including the pertinent regulatory authorizations, especially from the Superintendence of Private Insurance (SUSEP).

The Transaction occurred within the context of the strategic alliance abroad between Santander Spain and Zurich Financial Services Ltd. (“Zurich”), and involved the acquisition, by the Holding Company, of all of the property and casualty insurance and life insurance and pension operations of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction is concluded and the Holding Company acquires the other assets referred to herein,

Santander Spain will sell to Zurich 51% of the capital stock of the Holding Company.

The core business of Santander Seguros is the commercial exploration of all types of insurance policies to individuals, as well as of savings bonds and private pension plans, and it is the controlling shareholder of Santander Brasil Seguros, whose core business is offering all types of property insurance.

As part of the Transaction, the Bank will, over the next 25 years, exclusively distribute, through its branch network, insurance products, with the exception of auto insurance, which is not included under the exclusivity scope of the Transaction. As a result of these agreements, Banco Santander will receive remuneration equal to the amounts currently practiced.

The purpose of the Transaction is to promote and strengthen Banco Santander's operations in the insurance market by expanding its product line, targeting new client groups and leveraging the distribution capacity of Banco Santander, among other factors.

The scope of the Transaction did not include Santander Capitalização S.A. (“Capitalização”), which continues to be controlled by Banco Santander, or the insurance brokerage services offered by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, Banco Santander will receive, on the settlement date, the price calculated based on the amount of R$ 3,167 million, based on an independent valuation report, which is subject to certain adjustments, including a reduction due to the partial spin-off of Santander Capitalização, carried out at book value. Since Santander Seguros is a wholly owned subsidiary of Banco Santander, the purchase and sale that is the subject matter of the Transaction will be subject to the preemptive rights of Banco Santander's shareholders, pursuant to article 253 of Federal Law 6,404/76.

PARTIAL SPIN-OFF OF SANTANDER SEGUROS AND TRANSFER OF THE SPUN-OFF PORTION TO SANCAP INVESTIMENTOS E PARTICIPAÇÕES S.A.

In the context of the transaction involving the sale of Santander Seguros, the Extraordinary Shareholders' Meeting of April 29, 2011 approved the Partial Spin-Off of Santander Seguros and the transfer of the spun-off portion to a new company called Sancap Investimentos e Participações S.A. (“Sancap”), which was incorporated concurrently with the Partial Spin-Off. The spun-off assets transferred to Sancap corresponded to the value of R$511,774 and refer solely and exclusively to the total interest held by Santander Seguros in the capital stock of Santander Capitalização. Sancap is in the incorporation phase and the Partial Spin-Off is in the process of receiving authorization from SUSEP.

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$ 4,154 million in the first six months of 2011, for growth of 17.7% from the same period of 2010. In the second quarter of the year, net profit grew by 0.6% in comparison with the previous quarter.

Shareholders' equity at June 2011 stood at R$ 46,247 million, which excludes R$ 28,312 million in goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.

Return on average equity adjusted for goodwill was 18.0% in the first six months, increasing by 1.3 p.p. from the same period a year earlier. In the second quarter, ROAE was 0.1 p.p. lower than in the previous quarter.

The efficiency ratio stood at 33.6% in the first half of the year, improving by 0.1 p.p. from the same period of 2010. This performance in large part reflects the increase in expenses due to the higher investment in infrastructure, which included expanding the number of branches and hiring new personnel. In the quarter, this indicator reached 33.1%, an improved by 0.9 p.p., which is explained by the increases in revenue from interest and fees, of 1.8% and 4.7% respectively, and the effective control of expenses.

Administrative expenses rose by 2.7% in twelve months, while personnel expenses grew by 15.3%. This performance is explained in part by the effort to expand the branch network and sales teams that required hiring new staff.

- Sound Balance Sheet: the BIS ratio stood at 21.4% in June 2011, for a decrease of 2.0 p.p. in the last 12 months. Meanwhile, the coverage ratio stood at 92.0%.

Santander's credit growth strategy is focused on the two most profitable segments: Individuals and SMEs. Consequently, the total portfolio reached R$ 171,379 million, growing 17.0% or R$ 24,850 million in the last 12 months. Of this amount, 79% came from these segments, with 43% from Individuals and 36% from SMEs. The Expanded¹ Credit Portfolio grew by 18.5% in the last 12 months and 3.9% on the previous quarter.

Loans to individuals expanded by 23.4% in the last 12 months and by 6.0% in the quarter, showing acceleration in both comparisons. Growth in this segment was led by cards and mortgage loans.

Loans to small and medium companies totaled R$ 41,034 million in the second quarter of 2011, a growth of 27.7% on a year earlier and of 4.7% on the previous quarter.

Total funding, which includes funding from clients² and assets under management, reached R$ 288,024 million in June 2011, for growth of 17.2% from a year earlier and 1.5% from March 2011.

Funding from clients reached R$ 174,828 million in the second quarter of 2011, increasing 28.3% in the last 12 months and of 3.9% in the last three months. This growth outpaced loan portfolio growth, which helped improve the credit/funding ratio from 109% in June 2010 to 98% this quarter. Part of this performance is due to the new funding instrument, treasury notes (Letras Financeiras), which have minimum terms of two years and are exempt from reserve requirements.

¹ Includes portfolio acquisitions and other operations with credit risk (debentures, receivables-backed investment funds, mortgage-backed securities, promissory notes and promissory notes placed abroad). ²Include savings deposits, demand deposits, time deposits, debentures, agricultural notes (LCA), real estate notes (LCI) and treasury notes (Letras Financeiras - LTF).

UNAUDITED ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in IFRS, this report presents the Managerial Income Statement. The main difference from the Reported (Accounting) Income Statement is the adjustments made for the fiscal hedge operations of the investments in the Cayman branch and for the unification of accounting classification procedures for leasing transactions. Both adjustments have no effect on net profit.

Fiscal Hedge: The effects from fiscal hedge that previously were recorded in the line income tax were reclassified to the line gain (losses) from financial assets and liabilities plus exchange rate differences. Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

Santander Leasing: Unification of the accounting classification of leasing transactions made during the integration of systems.

All information, indicators and comments concerning the Income Statement in this report are based on the Managerial Income Statement, except where stated otherwise.

INCOME STATEMENT (R$ Million)	1H11 Reported	Fiscal Hedge	Leasing Adjustment	1H11 Managerial	1H10 Reported	Fiscal Hedge	Leasing Adjustment	1H10 Managerial	2Q11 Reported	Fiscal Hedge	Leasing Adjustment	2Q11 Managerial	1Q11 Reported	Fiscal Hedge	Leasing Adjustment	1Q11 Managerial
Net Interest Income	13,399			13,399	11,698		(261)	11,959	6,760			6,760	6,639			6,639
Income from equity instruments	50			50	18			18	45			45	5			5
Share of results of entities accounted for using the
equity method	33			33	23			23	15			15	18			18
Net fees	3,648			3,648	3,332			3,332	1,866			1,866	1,782			1,782
Fee and commission income	4,256			4,256	3,770			3,770	2,167			2,167	2,089			2,089
Fee and commision expense	(608)			(608)	(438)			(438)	(301)			(301)	(307)			(307)
Gains (losses) on financial assets and liabilities (net)
+ exchange rate differences (net)	1,249	554		695	709	(189)		898	776	356		420	473	198		275
Other operating income (expenses)	(176)			(176)	(105)			(105)	(147)			(147)	(29)			(29)
Total income	18,203	554		17,649	15,675	(189)		16,125	9,315	356		8,959	8,888	198		8,690
General expenses	(5,926)			(5,926)	(5,429)			(5,429)	(2,967)			(2,967)	(2,959)			(2,959)
Administrative expenses	(2,729)			(2,729)	(2,657)			(2,657)	(1,386)			(1,386)	(1,343)			(1,343)
Personnel expenses	(3,197)			(3,197)	(2,772)			(2,772)	(1,581)			(1,581)	(1,616)			(1,616)
Depreciation and amortization	(695)			(695)	(579)			(579)	(357)			(357)	(338)			(338)
Provisions (net)¹	(1,254)			(1,254)	(919)			(919)	(624)			(624)	(630)			(630)
Losses on assets (net)	(4,374)			(4,374)	(4,621)			(4,882)	(2,306)			(2,306)	(2,068)			(2,068)
Allowance for loan losses²	(4,360)			(4,360)	(4,654)		261	(4,915)	(2,301)			(2,301)	(2,059)			(2,059)
Losses on other assets (net)	(14)			(14)	33			33	(5)			(5)	(9)			(9)
Net gains on disposal of assets	7			7	165			165	(22)			(22)	29			29
Net profit before tax	5,961	554		5,407	4,292	(189)		4,481	3,039	356		2,683	2,922	198		2,724
Income tax	(1,807)	(554)		(1,253)	(763)	189		(952)	(956)	(356)		(600)	(851)	(198)		(653)
Net profit	4,154	-		4,154	3,529	-	-	3,529	2,083	-		2,083	2,071	-	-	2,071

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

MANAGERIAL INCOME STATEMENT¹ (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Net Interest Income	13,399	11,959	12.0%	6,760	6,639	1.8%
Income from equity instruments	50	18	177.8%	45	5	n.a.
Share of results of entities accounted for using the equity method	33	23	43.5%	15	18	-16.7%
Net fees	3,648	3,332	9.5%	1,866	1,782	4.7%
Fee and commission income	4,256	3,770	12.9%	2,167	2,089	3.7%
Fee and commision expense	(608)	(438)	38.8%	(301)	(307)	-2.0%
Gains (losses) on financial assets and liabilities (net) + exchange rate	695	898	-22.6%	420	275	52.4%
differences (net)
Other operating income (expenses)	(176)	(105)	n.a.	(147)	(29)	n.a.
Total income	17,649	16,125	9.5%	8,959	8,690	3.1%
General expenses	(5,926)	(5,429)	9.2%	(2,967)	(2,959)	0.3%
Administrative expenses	(2,729)	(2,657)	2.7%	(1,386)	(1,343)	3.2%
Personnel expenses	(3,197)	(2,772)	15.3%	(1,581)	(1,616)	-2.2%
Depreciation and amortization	(695)	(579)	20.0%	(357)	(338)	5.6%
Provisions (net)²	(1,254)	(919)	36.5%	(624)	(630)	-1.0%
Losses on assets (net)	(4,374)	(4,882)	-10.4%	(2,306)	(2,068)	11.5%
Allowance for loan losses³	(4,360)	(4,915)	-11.3%	(2,301)	(2,059)	11.8%
Losses on other assets (net)	(14)	33	-142.4%	(5)	(9)	n.a.
Net gains on disposal of assets	7	165	-95.8%	(22)	29	n.a.
Net profit before tax	5,407	4,481	20.7%	2,683	2,724	-1.5%
Income tax	(1,253)	(952)	31.7%	(600)	(653)	-8.2%
Net profit	4,154	3,529	17.7%	2,083	2,071	0.6%

1. Includes the Cayman tax reclassification and the unification of the accounting classification of leasing transactions
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in the first half of 2011 was R$ 13,399 million, for growth of 12.0% from the same period of 2010. Compared to the prior quarter, net interest income grew by 1.8%.

Revenues from credit operations climbed by 18.0% in the last 12 months and by 6.7% from the prior quarter, explained by the growth in average portfolio volume of R$ 25.4 billion and R$ 5.2 billion in the 12 months and three months, respectively. The higher spreads in the quarter also supported the growth in interest income. Revenues from deposits grew by 36.0% in the last 12 months and by 5.8% on the prior quarter.

The Non-earmarked Resources and Others line (or net interest margin not related to clients’ activities) decreased 8.2% in twelve months, partly due to the increase in the Selic rate. Thus, net interest margin associated to clients’ activities (loans plus deposits) grew at a faster pace than the increase in the total net interest margin.

NET INTEREST INCOME (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Credit	10,070	8,533	18.0%	5,198	4,871	6.7%
Average Volume	162,727	137,299	18.5%	165,325	160,128	3.2%
Spread (Annualized)	12.5%	12.5%	-0.1 p.p.	12.6%	12.3%	0.3 p.p.
Deposits	566	416	36.0%	291	275	5.8%
Average Volume[1]	115,770	104,111	11.2%	118,676	112,864	5.1%
Spread (Annualized)	1.0%	0.8%	0.2 p.p.	1.0%	1.0%	0.0 p.p.
Non-interest bearing liabilities and others	2,763	3,010	-8.2%	1,270	1,492	-14.9%
Total net interest income	13,399	11,959	12.0%	6,760	6,639	1.8%

1. Includes demand deposits, saving deposits and time deposits.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE RATE DIFFERENCES

Excluding the effects from tax hedging of the investments at the Cayman branch, gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$ 695 million in the first half of 2011, representing a decrease of 22.6% from the same period in 2010.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Total	1,249	709	76.1%	777	472	64.4%
Cayman Fiscal Hedge	554	(189)	n.a.	357	198	80.8%
Total excluding Cayman Hedge	695	898	-22.6%	420	275	52.6%

NET FEES

Net fees amounted to R$ 3,648 million in the first six months of 2011, up 9.5% from the same period of 2010, driven by the higher volume of business in insurance, credit card and asset management products.

Revenues from insurance and capitalization climbed 54.3% to R$ 917 million in the first six months of the year, partially explained by changing the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis. For the bank, which receives fees for the distribution of insurance policies, the impact was positive as the fees are calculated based on the insurance premiums. The impact in the first half of 2011 was R$220 million, since most of the insurance policy renewals are concentrated in this period. Excluding this effect, commissions from insurance and capitalization grew 17% in the first half of 2011 and 8% in the quarterly comparison.

Revenues from credit and debit cards totaled R$ 635 million in the first half of 2011, for growth of 44.0% on the year-ago period, reflecting the new strategy based on innovation and focusing on customers' needs, which led to growth in the card base and higher product penetration.

Asset management and pension funds fees came to R$ 586 million in the first six months of 2011, for growth of 8.7% on the same period a year earlier, driven by expansion in the volume of assets under management.

In the quarter, the growth of 4.7% basically reflects the higher fees in the lines capital markets, foreign trade and banking fees.

NET FEES (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Banking fees	1,125	1,187	-5.2%	579	546	5.9%
Insurance and capitalization	917	594	54.3%	433	485	-10.8%
Asset management and pension plans	586	539	8.7%	290	296	-2.0%
Credit and Debit Cards	635	441	44.0%	323	311	3.9%
Receiving services	243	252	-3.9%	123	120	2.1%
Collection	192	198	-3.1%	100	92	8.0%
Bills, taxes and fees	51	54	-6.8%	23	28	-17.5%
Capital markets	206	233	-11.7%	137	69	98.5%
Foreign trade	206	225	-8.5%	111	96	16.0%
Others¹	(269)	(140)	91.9%	(129)	(140)	-8.2%
Total	3,648	3,332	9.5%	1,866	1,782	4.7%

1. Includes taxes and others.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 5,926 million in the first half of 2011, up 9.2% from the same period of 2010. This increase in large part reflects the efforts to expand the branch network and the sales team in the SME segment, as well as the higher expenses with advertising, promotions and marketing. In comparison with the first quarter of 2011, total expenses increased by 0.3%.

Administrative expenses amounted to R$ 2,729 million in 1H11, up 2.7% in the last 12 months and 3.2% on the prior quarter, which represents a better performance than in the previous quarter, which registered growth of 5.4% on the fourth quarter of 2010.

Personnel expenses came to R$ 3,197 million in the first half of 2011, up 15.3% in the last 12 months and down 2.2% on the prior quarter. The performance of this line in the last 12 months is basically explained by the hiring of new personnel due to the expansion in the branch network and by the pay increases granted under the collective bargaining agreement, which impacted the lines salaries, charges and benefits due to the higher payment of fixed compensation, food benefits and the higher spending on healthcare. These factors accounted for a 93% increase in personnel increases in the period.

As a result, the efficiency ratio, which is obtained by dividing general expenses by total revenue, stood at 33.1%, an improvement of 0.9 p.p. compared with the previous quarter.

EXPENSES (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	751	756	-0.7%	365	386	-5.4%
Asset maintenance and conservation	520	472	10.2%	255	265	-3.8%
Data processing	527	501	5.2%	274	253	8.3%
Advertising, promotions and publicity	202	160	26.3%	119	83	43.4%
Communications	285	280	1.8%	142	143	-0.7%
Transport and travel	67	71	-5.6%	35	32	9.4%
Security and surveillance	246	253	-2.8%	122	124	-1.6%
Others	131	164	-20.1%	74	57	29.8%
Total	2,729	2,657	2.7%	1,386	1,343	3.2%
PERSONNEL EXPENSES
Salaries	2,050	1,750	17.1%	1,029	1,021	0.8%
Social security and pension plans	517	472	9.5%	247	270	-8.5%
Benefits	431	381	13.1%	223	208	7.2%
Training	50	36	38.9%	21	29	-27.6%
Others	149	133	12.0%	61	88	-30.7%
Total	3,197	2,772	15.3%	1,581	1,616	-2.2%
ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	5,926	5,429	9.2%	2,967	2,959	0.3%
DEPRECIATION AND AMORTIZATION	695	579	20.0%	357	338	5.6%
TOTAL GENERAL EXPENSES AND AMORTIZATION	6,621	6,008	10.2%	3,324	3,297	0.8%

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses, including income from recoveries, totaled R$ 4,360 million in the first half of 2011, 11.3% down year over year. Allowance for loans losses in the quarter, net of recoveries, increased 11.8%, due both to the growth of credit and to some deterioration in portfolio quality, reflected in the delinquency indicators, which will be discussed in later sections.

Note that the allowance for loan losses (or gross expense) and the income from recoveries were impacted by cited adjustment made in the first quarter of 2011 that resulted from technology integration. Nevertheless, this impact was null on the net allowance expenses, given that the adjustments in the gross expense lines and income from recoveries perfectly offset each other.

RESULT OF ALLOWANCE FOR LOAN LOSSES (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Expense for allowance for loan losses [1]	(5,260)	(5,250)	0.2%	(2,653)	(2,607)	1.7%
Income from recovery of credit written off as loss	900	335	168.5%	352	549	-35.9%
Total	(4,360)	(4,915)	-11.3%	(2,301)	(2,059)	11.8%

1-1H10 includes impact of the R$ 261 million due for the unification of accounting classification procedures for leasing transactions.

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days plus performing loans with high delinquency risk) stood at 6.7% in the second quarter of 2011, for an increase of 0.1 p.p. on the same period in 2010 and 0.6 p.p. on the previous quarter.

Note that the delinquency ratio is more conservative under IFRS than BR GAAP and therefore is not comparable.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In the second quarter of 2011, the ratio reached 92.0%, declining 6.1 p.p. from the previous quarter.

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.3% of the total portfolio in the second quarter of 2011, for a decrease of 0.4 p.p. from a year earlier. The increase was steeper in the individuals segment during the quarter, coming to 0.5 p.p., compared to the 0.1 p.p. increase in the corporate segment.

The increase in delinquency is due to a combination of factors such as: a) the seasonal effect; b) rise in the Selic rate; and c) impact of the macro-prudential measures, which resulted in higher spreads and encouraged a relative growth acceleration of products without collateral in comparison to products with collateral.

NON-PERFORMING LOANS (OVER 60 DAYS)

Non-performing loans overdue more than 60 days stood at 5.2% in 2Q11, declining by 0.4 p.p. in the last 12 months and increasing by 0.2 p.p. from the previous quarter.

COVERAGE RATIO (BR GAAP)

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In the second quarter of 2011, the ratio reached 143.0%, an increase of 0.8 p.p. from the previous quarter.

CONTIGENCIES PROVISIONS (NET)

Provisions (net) stood at R$ 1,254 million in the first half of 2011, increasing by 36.5% from the same period of 2010 and decreasing by 1.0% from the prior quarter. During the first half, the increase is mainly due to the additional labor provisions made on account of the acceleration of legal proceedings and the higher number of agreements concluded.

PROVISIONS (R$ Million)	1H11	1H10	Var. 1H11x1H10	2Q11	1Q11	Var. 2Q11x1Q11
Provisions for civil, labor, fiscal and other contingencies	(1,254)	(919)	36.5%	(624)	(630)	-1.0%

INCOME TAX

In the first half of 2011, taxes on income came to R$ 1,253 million, or 31.7% more than in the same period of 2010.

Note that the tax line includes income tax, social contribution tax, PIS and COFINS and excludes the effects from the Cayman tax hedge positions, as already explained on page 10 of this report.

BALANCE SHEET¹

ASSETS (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Cash and balances with the Brazilian Central Bank	62,659	42,344	48.0%	57,443	9.1%
Financial assets held for trading	31,400	35,902	-12.5%	23,541	33.4%
Other financial assets at fair value through profit or loss	18,402	16,213	13.5%	18,105	1.6%
Loans and advances to credit institutions	145	1,076	-86.5%	212	-31.6%
Loans and advances to customers	-	221	n.a.	-	n.a.
Debt Instruments	214	210	1.9%	210	1.9%
Equity Instruments	18,043	14,706	22.7%	17,683	2.0%
Available-for-sale financial assets	55,680	42,579	30.8%	52,171	6.7%
Loans and receivables	182,637	156,804	16.5%	178,758	2.2%
Loans and advances to credit institutions	21,674	20,282	6.9%	23,914	-9.4%
Loans and advances to customers	171,379	146,308	17.1%	164,597	4.1%
Debt Instruments	79	-	n.a.	79	n.a.
Allowances for credit losses	(10,495)	(9,786)	7.2%	(9,832)	6.7%
Tangible assets	4,578	3,977	15.1%	4,576	0.0%
Intangible assets	32,080	31,630	1.4%	31,949	0.4%
Goodwill	28,312	28,312	0.0%	28,312	0.0%
Others	3,768	3,318	13.6%	3,637	3.6%
Tax assets	15,453	15,250	1.3%	14,343	7.7%
Other assets	3,981	2,547	56.3%	3,102	28.3%
Hedging derivatives	105	107	-1.9%	128	-18.0%
Non-current assets held for sale	47	93	-49.5%	65	-27.7%
Investment in associates	404	429	-5.8%	394	2.5%
Other	3,425	1,918	78.6%	2,515	36.2%
Total assets	406,870	347,246	17.2%	383,988	6.0%

LIABILITIES (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Financial liabilities held for trading	5,337	4,668	14.3%	4,898	9.0%
Financial liabilities at amortized cost	280,311	232,373	20.6%	261,011	7.4%
Deposits from the Brazilian Central Bank	-	-	n.a.	-	n.a.
Deposits from credit institutions	45,700	47,784	-4.4%	36,995	23.5%
Customer deposits²	176,806	150,378	17.6%	174,423	1.4%
Marketable debt securities	32,590	12,168	167.8%	26,907	21.1%
Subordinated liabilities	10,276	10,082	1.9%	9,974	3.0%
Other financial liabilities	14,939	11,961	24.9%	12,712	17.5%
Insurance contracts	20,517	16,693	22.9%	20,179	1.7%
Provisions³	9,371	9,662	-3.0%	9,010	4.0%
Tax liabilities	12,131	9,199	31.9%	10,590	14.6%
Other liabilities	3,923	3,032	29.4%	3,584	9.5%
Hedging derivatives	1	42	-97.6%	-	n.a.
Other liabilities	3,922	2,988	31.3%	3,584	9.4%
Other financial Liabilities at fair value through profit or loss	-	2	n.a.	-	n.a.
Total liabilities	331,590	275,627	20.3%	309,272	7.2%
Total Equity[4]	75,280	71,619	5.1%	74,716	0.8%
Total liabilities and equity	406,870	347,246	17.2%	383,988	6.0%

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

In the second quarter of 2011, total assets came to R$ 406,870 million, up 17.2% in the last 12 months, chiefly due to the expansion in the credit portfolio and in the cash and reserves held at the central bank.

SECURITIES

The securities portfolio stood at R$ 105,521 million at the close of the second quarter of 2011, for growth of 12.9% in the last 12 months. In comparison with March 2011, the balance of securities expanded by 12.5%, led by government bonds.

SECURITIES (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Public securities	68,761	64,580	6.5%	57,982	18.6%
Private securities, funds quotas / others	13,580	9,643	40.8%	12,961	4.8%
PGBL / VGBL fund quotas	17,702	14,706	20.4%	17,683	0.1%
Financial instruments	5,478	4,563	20.1%	5,186	5.6%
Total	105,521	93,492	12.9%	93,812	12.5%

CREDIT PORTFOLIO

The credit portfolio stood at R$ 171,379 million in the second quarter of 2011, growing 17.0% in the last 12 months and of 4.1% in the last three months. Excluding the effects from the appreciation in the Brazilian real against U.S. dollar, the credit portfolio grew by 19.2% from June 2010 and by 4.6% from March 2011.

Under IFRS, the credit portfolio does not include the acquisition of portfolios from other banks with recourse. Including the balance of these acquisitions and excluding foreign exchange effects, the credit portfolio grew by 19.0%.

The expanded credit portfolio, which includes portfolio acquisitions and other operations with credit risk, grew by 18.5% in the last 12 months and by 3.9% on the prior quarter. Noted that a significant portion of other loans was originated in the Corporate Segment.

Under BR GAAP, the expanded credit portfolio stood at R$ 185,036 million at the close of the period, for growth of 18.3% from June 2010.

MANAGERIAL BREAKDOWN OF CREDIT ¹ TO CLIENTS (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Individuals	56,647	45,910	23.4%	53,456	6.0%
Consumer finance	27,137	26,119	3.9%	26,939	0.7%
SMEs	41,034	32,127	27.7%	39,176	4.7%
Corporate	46,562	42,373	9.9%	45,026	3.4%
Total	171,379	146,529	17.0%	164,598	4.1%
Other credit related transactions²	9,195	5,612	63.8%	8,733	5.3%
Aquired Portfólio[3]	3,788	3,445	10.0%	4,105	-7.7%
Total expanded credit portfolio	184,362	155,586	18.5%	177,435	3.9%
Total guarantees	22,145	20,645	7.3%	20,934	5.8%
Total Expanded Credit Portfolio with guarantees	206,507	176,231	17.2%	198,369	4.1%

Total expanded² credit portfolio - BR GAAP (excluding guarantees)	185,036	156,450	18.3%	178,643	3.6%

1. SMEs and Corporate loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2011
2 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes
3 - Credit portfolios, mainly Payroll loans, purchased with recourse from other banks.

LOANS TO INDIVIDUALS

In the second quarter of 2011, loans to individuals came to R$ 56,647 million, growing 23.4% in the last 12 months and 6.0% on the previous quarter. Growth in this segment was driven primarily by credit cards and mortgage loans.

The credit card portfolio expanded by 32.0% in the last 12 months and by 8.8% on the prior quarter to close the second quarter at R$ 11,707 million.

Mortgage loans to individuals totaled R$ 7,647 million, up 36.3% in the last 12 months and 7.6% in the last three months.

CONSUMER FINANCE

The consumer finance portfolio ended the second quarter at R$ 27,137 million, an increase of 3.9% in the last 12 months and 0.7% in the last three months. In recent quarters the efforts in this segment have focused on making the business profitable.

CORPORATE AND SMES LOANS

Credit to Corporate and SME reached R$ 87,596 million in the second quarter of 2011, growing by 17.6% in the last 12 months and 4.0% on the prior quarter.

Loans to Corporate came to R$ 46,562 million, up 9.9% in the last 12 months and 3.4% on the prior quarter. Since a significant part of other operations with credit risk was originated in the large company segment, portfolio growth would be materially higher if these transactions were included.

Loans to small and medium companies totaled R$ 41,034 million in the second quarter, representing growth of 27.7% in the last 12 months and 4.7% on the prior quarter.

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

The following table presents a breakdown of the credit portfolio by product. As mentioned earlier, growth in the Individuals portfolio was led by mortgage loans, credit cards and payroll loans.

In the Corporate portfolio, the highlights were working capital/other, which grew by 35.1% in the last 12 months, and real estate credit, which increased by 32.3% in the same comparison.

BREAKDOWN OF MANAGERIAL CREDIT PORTFOLIO BY PRODUCT (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Individuals
Leasing / Auto Loans¹	2,353	2,290	2.8%	2,466	-4.6%
Credit Card	11,707	8,869	32.0%	10,758	8.8%
Payroll Loans²	14,857	11,962	24.2%	14,305	3.9%
Mortgages	7,647	5,609	36.3%	7,109	7.6%
Agricultural Loans	2,560	2,866	-10.7%	2,710	-5.6%
Personal Loans / Others	21,311	17,759	20.0%	20,212	5.4%
Total Individuals including acquired portfolio	60,434	49,355	22.4%	57,561	5.0%
Total Individuals	56,647	45,910	23.4%	53,456	6.0%

Consumer Finance	27,137	26,119	3.9%	26,939	0.7%

Corporate and SMEs
Leasing / Auto Loans	2,930	2,914	0.6%	2,941	-0.4%
Construction Loans	6,278	4,746	32.3%	5,700	10.1%
Trade Finance	18,685	18,068	3.4%	20,911	-10.6%
On-lending	7,557	9,786	-22.8%	7,738	-2.3%
Agricultural Loans	1,817	1,743	4.2%	1,991	-8.7%
Working capital / Others	50,328	37,242	35.1%	44,921	12.0%
Total Corporate and SMEs	87,596	74,500	17.6%	84,203	4.0%

Total Credit	171,379	146,529	17.0%	164,598	4.1%
Other Credit Risk Transactions with clients[3]	9,195	5,612	63.8%	8,733	5.3%

Total Expanded[3] Credit Portfolio	180,574	152,141	18.7%	173,331	4.2%

Acquired portfolio[4]	3,788	3,445	10.0%	4,105	-7.7%
Total Expanded[3] Credit Portfolio including acquired portfolio	184,362	155,586	18.5%	177,435	3.9%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 24,384 in 2Q11, R$ 24,291 million in 1Q11, R$ 23.466 million in 2Q10.
2. Includes Payroll Loan acquired portfolio
3. Includes Debentures, FIDC, CRI, Floating Rate Notes and Promissory Notes
4. Credit portfolios, mainly payroll loans, acquired from other banks.

FUNDING

Total funding, which includes funding from clients and assets under management, stood at R$ 288,024 million in the second quarter of 2011, expanding by 17.2% in the last 12 months, with this growth led by time deposits (+28.0%) and savings deposits (+13.4%).

Funding from clients stood at R$ 174,828 million at the close of second quarter of 2011, growing by 28.3% from June 2010 and by 3.9% from March 2011. The acceleration observed in the last 12 months reflects the use of an important new funding instrument, treasury notes (Letras Financeiras - LFTs). This financial instrument ensures greater stability in funding activities, since the minimum term is two years. Moreover, since December 2010, LFTs have been exempt from reserve requirements, in contrast to time deposits, which have suffered an increase in their reserve requirement from 23% to 32%.

FUNDING (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Demand deposits	13,916	13,888	0.2%	15,343	-9.3%
Savings deposits	30,299	26,721	13.4%	30,195	0.3%
Time deposits	76,890	60,051	28.0%	73,482	4.6%
Debenture/LCI/LCA¹	38,840	35,084	10.7%	38,332	1.3%
Letras Financeiras²	14,883	512	n.a.	10,884	36.7%
Funding from clients	174,828	136,256	28.3%	168,236	3.9%
Assets under management	113,196	109,493	3.4%	115,395	-1.9%
Funding from clients + AUM	288,024	245,749	17.2%	283,631	1.5%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market also called treasury notes in this release.

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

In the second quarter of 2011, funding grew faster than the loan portfolio in the 12 months, leading the credit/funding ratio to reach 98% in June 2011.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Funding from clients	174,828	136,256	28.3%	168,236	3.9%
(-) Reserve Requirements	(59,679)	(39,624)	50.6%	(54,291)	9.9%
Funding Net of Compulsory	115,149	96,632	19.2%	113,945	1.1%
Borrowing and Onlendings	25,630	23,316	9.9%	24,660	3.9%
Subordinated Debts	10,276	10,082	1.9%	9,974	3.0%
Funding Offshore	23,429	4,665	402.2%	18,330	27.8%
Total Funding (A)	174,484	134,695	29.5%	166,909	4.5%
Total Credit (B)	171,379	146,529	17.0%	164,598	4.1%
B / A (%)	98%	109%	-10.6 p.p.	99%	-0.4 p.p.

1 - Bonds issued by Financial Institution on the domestic market

BIS RATIO – BR GAAP

The BIS ratio reached 21.4% in June 2011, decreasing 2.0 p.p. from the same period in 2010. Note that Brazilian regulations require a minimum ratio of 11%.

The BIS ratio calculation[1] excludes the unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Jun/11	Jun/10	Var. Jun11xJun10	Mar/11	Var. Jun11xMar11
Adjusted Tier I Regulatory Capital¹	46,543	44,095	5.6%	46,300	0.5%
Tier II Regulatory Capital	7,209	8,211	-12.2%	7,342	-1.8%
Tier I and II Regulatory Capital¹	53,752	52,306	2.8%	53,642	0.2%
Required Regulatory Capital	27,583	24,632	12.0%	25,990	6.1%
Risk-weighted assets	250,755	223,927	12.0%	236,273	6.1%
Basel II Ratio	21.4%	23.4%	-2.0 p.p.	22.7%	-1.3 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

1-BR GAAP figures are used for local capital requirements calculation. In BR GAAP, goodwill is amortized.

PROFIT BY SEGMENT

The bank has three business segments: Commercial Banking, Wholesale Banking and Asset Management / Insurance. Commercial Banking includes products and services for retail, consumer-finance, SME and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M consists of products and services for global corporate clients and treasury and investment banking activities. The Asset Management / Insurance segment includes asset management, pension fund, savings bond and insurance activities.

In the first half of 2011, Commercial Banking accounted for 68% of profit[1] before tax according to IFRS, GB&M for 24% and Asset Management and Insurance for 8%.

Commercial Banking recorded profit1 before tax in the first six months of 2011 of R$ 4,052 million, a growth of R$ 1,552 million or 62.0% from the same period of 2010.

Global Wholesale banking reported profit1 before tax of R$ 1,418 million in the first half of 2011, up 1.3% in the last 12 months.

Asset Management and Insurance posted profit¹ before tax of R$ 491 million in the first half of 2011, increasing 25.3% or R$ 99 million over the same period the previous year.

1. Based on accounting figures, i.e., excludes the Cayman hedge adjustment.

CARDS - ISSUERS

The changes to the credit card industry implemented by Central Bank Resolution 3,919 came into effect in June 2011. The changes basically seek to increase transparency in the industry and facilitate comparison of the fees charged by card issuers for their services. Going beyond meeting the legal requirements, Santander implemented the adjustments, initially only mandatory for new sales, across its entire base, since it believes these changes add value to the relationship with its clients.

On May 16, we began selling Esso Santander Cards as part of the alliance between Santander and the Raízen Group. In addition to expanding our product portfolio, we will be able to reach a higher number of potential clients through the sale of this new product at Esso fuel stations. We also expect to enter into a partnership with the Shell chain of fuel stations, which should further boost our sales potential. As part of the strategy to attract new clients, we continue evaluating the possibility of entering into other strategic alliances.

The integration of the Real and Santander systems, which was concluded in February 2011, enabled us to extend to Banco Real clients the innovative Santander product portfolio that has been developed over recent years. Through these innovative solutions we aim to increase penetration in the client base and further improve client satisfaction.

NUMBER OF TRANSACTIONS AND FINANCIAL VOLUME

The number of credit card transactions in the second quarter of 2011 increased 2.4% from the previous quarter to reach 196 million. In comparison with the same period of last year, these transactions grew by 23.5%.

Turnover totaled R$33.6 billion in 2Q11, up 9.6% from the previous quarter and 24.9% higher than in the same quarter of the previous year.

CREDIT PORTFOLIO

The total credit portfolio in the quarter expanded 8.5% on the previous quarter. The financed portfolio's share of this total increased from 30.2% in June 2010 to 32.2% in June 2011.

The solid performance of operations to finance outstanding balances contributed to the expansion of the financed portfolio, which grew by 40.2% in the last 12 months.

CARD BASE

The credit card base grew by 3.2% from the previous quarter to 11.9 million cards, and by 10.9% in the last 12 months.

Debit cards totaled 26.5 million in June 2011, up 7.8% in the last 12 months and 0.7% on the prior quarter.

RISK MANAGEMENT

CORPORATE GOVERNANCE OF RISK FUNCTION

The structure of Banco Santander's committees is designed in accordance with the highest management standards and based on a prudent vision of risk and the principle of know your client.

Their main duties are:

  Integrating and adapting the bank's risk culture to the local environment, as well as the risk management strategies and risk tolerance levels, which are all aligned with the group´s corporate guidelines.

  Approving credit applications, transactions and limits for customers and portfolios (wholesale and retail).

  Deliberating on the general issues associated with market risk.

  Remaining informed and assessing and complying with all recommendations made by the regulatory agencies in the fulfillment of duties.

  Ensuring that the activities of Banco Santander are consistent with the risk tolerance levels approved in advance by Santander's Executive Committee and Board of Directors, as well as aligned line with the policies of the Santander Group.

  Authorizing the use of local management tools and risk models and remaining informed of the results of their internal validation.

Risk functions at Banco Santander are performed through the Executive Vice-Presidency for Risk, a department that is independent from the other business areas and reports directly to the Chief Executive Officer of Banco Santander and the Corporate Risk Officer of the Santander Group.

More details on the structure, methodologies and control systems are described in the report available on the site: www.santander.com.br.

CREDIT RISK

The role of the Credit and Market Risk Department is to develop policies and strategies for managing risk in accordance with the risk appetite determined by the Executive Committee. It is also responsible for the control and monitoring systems used to manage credit and market risk. These systems and processes are used to identify, measure, control and reduce the exposure to credit risk in individual transactions or those grouped due to their similarity.

Risk management activities are specialized in accordance with the specific characteristics of clients, and risk management processes are divided between individual customers and those with similar characteristics (standardized).

MARKET RISK

Market risk is the exposure to risk factors such as interest rates, exchange rates, commodity prices, stock prices and the prices of other assets, in accordance with the type of product, the size of the operation, the term and the conditions of the agreement, as well as the underlying volatility. The management of market risk adopts practices such as measuring and monitoring the use of limits pre-defined by the internal committees, the value at risk of the portfolios, the sensitivity to fluctuations in interest rates, the exposure to foreign exchange variation, liquidity gaps and other factors. This makes it possible to monitor risks that could affect the position of Santander portfolios in the various markets in which it operates.

Banco Santander operates in accordance with global policies, which are developed in accordance with the bank's risk tolerance level and aligned with the objectives in Brazil and in the world. The institution has developed its own risk management model that is based on the following principles:
  Functional independence;

  Executive capacity supported by knowing the client and maintaining strong relationships;

  Full scope of risk management functions (various types of risk);

  Decisions taken by collegiate bodies that assess all possible scenarios and do not compromise results through individual decisions, which include the Brazil Risks Executive Committee, which sets limits and approves transactions, and the Assets and Liabilities Executive Committee, which is responsible for managing capital and structural risks, including country risk, liquidity, interest rates;

  Management and optimization of the risk/return equation; and
  Advanced risk management methodologies, such as Value at Risk (VaR) (a 520-day simulation with a confidence level of 99% for a one-day time horizon), scenarios, sensitivity interest margin, sensitivity of book value and contingency plan.

The Credit and Market Risk Vice-President is responsible for the Market Risk Department, which is an independent area dedicated to implementing risk policies while taking into account both local and global corporate parameters.

OPERATIONAL RISKS, INTERNAL CONTROLS AND SARBANES-OXLEY LAW

Banco Santander's corporate areas responsible for Operational and Technological Risk Management and Internal Controls - SOX report directly to different vice departments, each of which have specific structures, procedures, methodologies, tools and internal models and use a management model to ensure the adequate identification, capture, assessment, control, monitoring, mitigation and reduction of events and losses. In addition, the management and prevention of operational and technological risks, the management of business continuity and the optimization of internal control systems meet the requirements of the Basel II Accord and the Sarbanes-Oxley Act. Banco Santander also complies with the guidelines established by Banco Santander Spain, which are based on the Enterprise Risk Management –Integrated Framework guidance of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The procedures developed and adopted aim to position and maintain Banco Santander among a select group of financial institutions recognized as having the best practices for managing operational risks, and help to continuously improve its reputation, soundness and confidence in the local and international markets.

The Bank's senior management acts as a protagonist and is aligned with the mission of the areas by recognizing, participating and sharing responsibility for the continuous improvement of this culture and the structure for managing operational and technological risks and the internal controls, seeking to ensure the fulfillment of the established objectives and goals and the security and quality of the products and services provided.

In compliance with Central Bank Circular Letter 3,383/2008, the Board of Directors of Banco Santander has opted for the Alternative Standardized Approach (ASA) for calculating the regulatory capital ratio associated with operational risk.

To comply with Section 404 of the Sarbanes-Oxley Act, a review was performed in 2010 of the effectiveness of the internal controls, which was concluded in February 2011 and did not identify any material deficiency or weakness.

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander has implemented Social and Environmental Risk Practices that are used in the credit approval process and for analyzing social and environmental matters when approving clients.

The department examines the social and environmental management of clients, verifying items such as contaminated areas, deforestation, labor violations and other problems associated with the risk of penalties.

A specialized team with expertise in the fields of biology, geology, chemistry and environmental engineering monitors the social and environmental practices of clients, and a team of financial analysts studies the probability of damage related to these practices that could affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT

In June, Santander Microcredit reached the mark of R$1 billion in loans granted to small businesses in low-income regions. In the same period, Santander established a partnership with Ecofrotas, a company specializing in sustainable management of fleets, for managing the approximately 2,000 vehicles used by its employees. All information related to fuel consumption will be recorded on a card and help the company determine policies for reducing costs and greenhouse gas emissions.

During the second quarter, Santander Financiamentos launched CDC Sustentável to finance products such as hearing aids, wheelchairs and to provide solutions for energy efficiency, reducing water consumption and treating effluents and waste. In the same period, Pinheiros River Clean Water Association, with the support of Banco Santander, took more than 700 people on an expedition along the Pinheiros River, which is an important river in the city of São Paulo. The objective was to raise awareness on the importance of ridding the river of pollution.

Santander was recognized by the International Finance Corporation (IFC) for its pioneering efforts in fostering entrepreneurship and training small and medium companies in Latin America. The Bank was also one of the 30 winners of the survey “Best Companies for Launching a Career – 2011” conducted by the magazine Você S/A.

In early July, Santander announced the acquisition of a minority interest in Greenvana, a sustainability portal that sells eco-friendly products and provides information on the topic. The Bank's aim is to develop new products for individual and corporate clients in partnership with the portal, which currently sells around 2,000 retail items.

CORPORATE GOVERNANCE

In the second quarter of 2011, to complete the implementation of its Corporate Governance, Ethics and Sustainability Committee, which was created at the Board of Directors' Meeting held on March 24, 2011, Banco Santander elected Fabio Colletti Barbosa as the coordinator and Gilberto Mifano and José Luciano Duarte Penido as members of said committee.

In another decision associated with the committees advising the Board of Directors, René Luiz Grande was elected to the Audit Committee, while the current members of the Appointments and Compensation Committee, Fabio Colletti Barbosa, Fernando Carneiro and Viviane Senna Lalli, were elected for another term.

In the same period, the Market Risk Management Policy was approved, whose principles and basic rules encompass the management of the market risk of the Company and the other companies in the Santander Brasil Conglomerate, in compliance with Resolution 3,464 issued by the National Monetary Council (CMN) on June 26, 2007.

The Company's Code of Ethics was also revised, with the changes reflecting the current structure of Banco Santander as a publicly held company. The Code of Ethics is available in the Corporate Governance section of the Bank's investor relations website (www.ri.santander.com.br).

The Board of Directors' meeting held on May 31, 2011 resolved on the proposal for the declaration of intermediary dividends of R$ 273,840,060.07 and interim dividends of R$476,159,939.93, as per the Notice to Shareholders published on the same date. The Board of Directors' meeting held on June 21, 2011 approved the proposal for declaration of interest on equity in the gross amount of R$550,000,000.00 and of interim dividends of R$100,000,000.00, as per the Notice to Shareholders published on the same date. The above-mentioned Notices to Shareholders may be viewed in the Corporate Governance section of the Bank's investor relations website (www.ri.santander.com.br).

Pursuant to the regulations of the Level 2 special corporate governance segment of the BM&FBovespa - Securities, Commodities and Futures Exchange, Banco Santander is committed to arbitration by the Market Arbitration Chamber, as per the Arbitration Clause in its Bylaws. A complete description of the Level 2 regulations is available in the Corporate Governance section of the Bank's investor relations website (www.santander.com.br/ri).

SUMMARIZED BALANCE SHEET1

ASSETS (R$ Million)	Jun/11	Mar/11	Dec/10	Sep/10	Jun/10
Cash and balances with the Brazilian Central Bank	62,659	57,443	56,800	53,361	42,344
Financial assets held for trading	31,400	23,541	24,821	23,738	35,902
Other financial assets at fair value through profit or loss	18,402	18,105	17,939	16,665	16,213
Loans and advances to credit institutions	145	212	292	654	1,076
Loans and advances to customers	-	-	-	3	221
Debt Instruments	214	210	224	223	210
Equity Instruments	18,043	17,683	17,423	15,785	14,706
Available-for-sale financial assets	55,680	52,171	47,206	40,627	42,579
Loans and receivables	182,637	178,758	174,107	169,250	156,804
Loans and advances to credit institutions	21,674	23,914	22,659	24,771	20,282
Loans and advances to customers	171,379	164,597	160,559	153,994	146,308
Debt Instruments	79	79	81	-	-
Allowances for credit losses	(10,495)	(9,832)	(9,192)	(9,515)	(9,786)
Tangible assets	4,578	4,576	4,518	4,212	3,977
Intangible assets	32,080	31,949	31,962	31,667	31,630
Goodwill	28,312	28,312	28,312	28,312	28,312
Others	3,768	3,637	3,650	3,355	3,318
Tax assets	15,453	14,343	14,842	15,258	15,250
Other assets	3,981	3,102	2,468	2,853	2,547
Hedging derivatives	105	128	116	104	107
Non-current assets held for sale	47	65	67	86	93
Investment in associates	404	394	371	440	429
Other	3,425	2,515	1,914	2,223	1,918
Total assets	406,870	383,988	374,663	357,631	347,246

LIABILITIES AND EQUITY (R$ Million)	Jun/11	Mar/11	Dec/10	Sep/10	Jun/10
Financial liabilities held for trading	5,337	4,898	4,785	5,014	4,668
Financial liabilities at amortized cost	280,311	261,011	253,341	237,859	232,373
Deposits from the Brazilian Central Bank	-	-	-	-	-
Deposits from credit institutions	45,700	36,995	42,392	41,361	47,784
Customer deposits[2]	176,806	174,423	167,949	159,426	150,378
Marketable debt securities	32,590	26,907	20,087	14,944	12,168
Subordinated liabilities	10,276	9,974	9,695	9,432	10,082
Other financial liabilities	14,939	12,712	13,218	12,696	11,961
Insurance contracts	20,517	20,179	19,643	17,893	16,693
Provisions[3]	9,371	9,010	9,395	9,910	9,662
Tax liabilities	12,131	10,590	10,530	10,047	9,199
Other liabilities	3,923	3,584	3,605	3,829	3,032
Hedging derivatives	1	-	-	17	42
Other liabilities	3,922	3,584	3,605	3,812	2,988
Other financial Liabilities at fair value through profit or loss	-	-	-	-	2
Total liabilities	331,590	309,272	301,299	284,552	275,627
Total Equity[4]	75,280	74,716	73,364	73,079	71,619
Total liabilities and equity	406,870	383,988	374,663	357,631	347,246

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

SUMMARIZED MANAGERIAL FINANCIAL STATEMENTS

To provide a better understanding of the results in IFRS, we present the Managerial Income Statement. The main differences from the Reported (Accounting) Income Statement are the adjustments made for the fiscal hedge operations of the investments in the Cayman branch and for the unification of the accounting classification procedures for the leasing transactions of Santander Leasing Arrendamento Mercantil. The effects from fiscal hedge that previously were recorded in the line income tax were reclassified to the line gain (losses) from financial assets and liabilities. The tax hedge results that were reclassified on the managerial income statement are presented below for the quarter.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY CAYMAN'S FISCAL HEDGE (R$ Millions)	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Interest and similar income	12,683	11,802	11,189	10,603	9,839	9,278
Interest and similar expense	(5,923)	(5,163)	(4,690)	(4,416)	(3,832)	(3,326)
Net Interest Income	6,760	6,639	6,499	6,187	6,007	5,952
Income from equity instruments	45	5	32	2	14	4
Share of results of entities accounted for using the equity method	15	18	10	11	13	10
Net fees	1,866	1,782	1,726	1,776	1,710	1,622
Fee and commission income	2,167	2,089	2,034	2,029	1,929	1,841
Fee and commision expense	(301)	(307)	(308)	(253)	(219)	(219)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	420	275	233	472	290	608
Other operating income (expenses)	(147)	(29)	(138)	(105)	(60)	(45)
Total income	8,959	8,690	8,362	8,343	7,974	8,151
General expenses	(2,967)	(2,959)	(2,952)	(2,849)	(2,774)	(2,655)
Administrative expenses	(1,386)	(1,343)	(1,274)	(1,373)	(1,357)	(1,300)
Personnel expenses	(1,581)	(1,616)	(1,678)	(1,476)	(1,417)	(1,355)
Depreciation and amortization	(357)	(338)	(349)	(309)	(293)	(286)
Provisions (net)¹	(624)	(630)	(381)	(674)	(290)	(629)
Losses on assets (net)	(2,306)	(2,068)	(1,955)	(1,968)	(2,356)	(2,526)
Allowance for loan losses²	(2,301)	(2,059)	(1,907)	(1,961)	(2,393)	(2,522)
Losses on other assets (net)	(5)	(9)	(48)	(7)	37	(4)
Net gains on disposal of assets	(22)	29	(60)	35	48	117
Net profit before tax	2,683	2,724	2,665	2,578	2,309	2,172
Income tax	(600)	(653)	(747)	(643)	(543)	(409)
Net profit	2,083	2,071	1,918	1,935	1,766	1,763

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

The table below presents the fiscal hedge results which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Million)	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	356	198	147	314	-140	-49
Income tax	-356	-198	-147	-314	140	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 12, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer